October 5, 2016

Via Edgar

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FTD Companies, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Response Dated August 29, 2016 File No. 001-35901

Dear Ms. Thompson:

On behalf of FTD Companies, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 22, 2016 (the “Comment Letter”), relating to the above referenced filing. The headings and numbered paragraph of this letter correspond to the headings and paragraph number contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comment in italics below.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements

Note 3. Segment Information, page F-22

1.We note your response to comment 5. Considering the “during 2015” references made throughout your response, please tell us if any of the information provided in your response has changed during fiscal 2016.  Based upon our review of the management team included on your website, we note that you do not present a U.S. Consumer President but do present an Executive Vice President for U.S. Consumer Floral that oversees your U.S. Consumer Floral brands, FTD.com and ProFlowers, and an Executive Vice President for Gifting that formerly worked for Provide Commerce.

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

October 5, 2016

The Company respectfully advises the Staff that certain management changes have occurred in 2016, as discussed in more detail below. These changes are part of an ongoing review of the Company’s organizational structure, and certain other management changes are in process or still under consideration.

None of these management changes has resulted in any change to the manner in which the Company’s Chief Operating Decision Maker (CODM), our President and Chief Executive Officer, Robert S. Apatoff, is reviewing segment operating results or other segment information for purposes of allocating resources and assessing performance. We continue to report segment operating results to the CODM, the Company’s Board of Directors and investors in the Company in the same manner as we did in 2015. There has also been no change in either the manner in which segment forecasts are prepared or the manner in which such forecasts and variances to actual results are reviewed by the CODM.

As discussed in more detail below, we will continue to reassess the impact of our organizational changes on our operating segments, in accordance with ASC 280-10-50-34, on an ongoing basis.

Below is a summary of the management changes that have occurred (references to previous roles relate to 2015):

o	Ms. Anne Saunders, the previous President, US Consumer, left the Company in April 2016.

o

Mr. Rhys Hughes, President, Interflora British Unit, also assumed Ms. Saunders’ responsibilities and filled the role of President, US Consumer on an interim basis following her departure. In July 2016, Mr. Hughes was named President, Global Consumer Floral in addition to his ongoing role as President, Interflora British Unit. Effective October 1, 2016, Mr. Hughes is President, Interflora British Unit and head of Global Floral Strategy.

o

Ms. Helen Quinn, previously Commercial Director, Interflora, was named Executive Vice President, US Consumer Floral, in July 2016. Ms. Quinn reported to Mr. Hughes through the end of September 2016 and reports directly to the CODM effective as of October 1, 2016.

o

Mr. Eric Vratimos, previously Vice President, General Manager, Personal Creations, was promoted to Senior Vice President, General Manager, Personal Creations in April 2016 (reporting to Mr. Hughes in his interim role as President, US Consumer) and then to Executive Vice President, Gifting in June 2016 (reporting to Mr. Apatoff). However, Mr. Vratimos’s promotion did not result in any changes to the manner in which the CODM currently reviews and evaluates the Company’s Provide Commerce segment.

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

October 5, 2016

o	Additional organizational changes have occurred, are in process or remain under consideration, related to functional areas (Supply Chain, Information Technology and Human Resources).

We reiterate that none of the changes that have occurred have resulted in any change to the manner in which the CODM currently is reviewing segment operating results or other segment information.

We are currently in the process of aligning the organization to support management and decision-making under the structure being implemented, and we are evaluating the impact of these organizational changes on our financial reporting. This includes evaluation of the allocation of costs associated with shared resources as well as centralized functions that provide support across the Company’s businesses. In addition, we anticipate that changes to our financial reporting systems may be required to align financial reporting with the organizational changes.

We will continue to reassess our operating segments and will revise our segment disclosure, if necessary, consistent with the Company’s organizational changes when we have the infrastructure in place and have changed the way in which we are managing our operations. We currently anticipate that any such changes will be implemented by early 2017. To the extent we implement a new segment structure, we would also restate the corresponding information for prior periods to conform to the new structure.

[Signature page follows]

Securities and Exchange Commission

Re: FTD Companies 2015 Form 10-K

October 5, 2016

***

In connection with the Company’s response to the Staff’s comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the responses herein, please do not hesitate to contact me at (630) 724-6504.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan
Executive Vice President and
Chief Financial Officer

cc:   Sondra Snyder, Staff Accountant (Securities and Exchange Commission)

Andrew Blume, Staff Accountant (Securities and Exchange  Commission)

Robert S. Apatoff, President and Chief Executive Officer

Scott D. Levin, Executive Vice President, General Counsel and Secretary